SUTCLIFFE RESOURCES LTD.

Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on June 8, 2007

Dated: May 3, 2007

PROXIES

Solicitation of Proxies

          This information circular-proxy statement is furnished in connection with the solicitation of proxies for use at Sutcliffe Resources Ltd’s (“our”, “we”, the “Corporation” or “Sutcliffe”) annual and special meeting of shareholders to be held at 10:00 a.m. (Vancouver time) on Friday, June 8, 2007 in the Board Room, 2nd Floor, at 888 Dunsmuir Street, Vancouver, British Columbia, and at any adjournment thereof. Forms of proxy must be addressed to and reach our President, c/o Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9, not less than 24 hours before the time for holding the meeting or any adjournment thereof. Only shareholders of record at the close of business on May 3, 2007 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee’s name be included on the list of shareholders.

          The form appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

          The persons named in the enclosed form of proxy are our officers or directors. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Common Shares

          The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

          Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("BFS"). BFS mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from BFS it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to BFS well in advance of the meeting in order to have the shares voted.

Revocability of Proxy

          You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

          This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

          The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in the form of proxy. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

Supplemental Mailing List

          Under National Instrument 51-102, adopted by the Canadian Securities Administrators, a securityholder who wishes to receive interim financial statements from us must deliver a written request for such material to us, together with a signed statement that the securityholder is the owner of securities (other than debt instruments). As a result, if you wish to receive our interim financial statements, you are encouraged to complete and return the enclosed form in order to be added to our supplemental mailing list.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

          We are authorized to issue an unlimited number of common shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at May 3, 2007, there were 81,840,600 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own. A quorum for the transaction of business at the meeting is at least a person or persons present in person holding or representing in the aggregate not less than 5% of the common shares entitled to be voted at the meeting.

          To the knowledge of our directors and officers, as at May 3, 2007 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the common shares other than as set forth in the table below.

Name and Address	Number of Voting Shares	Percentage of Voting Shares

Firebird Global Master Fund, Ltd., and including	8,235,000	10.06%
Firebird Avrora Fund, Ltd., Firebird New Russia
Fund, Ltd., Firebird Global Master Fund II, Ltd.
and Firebird Fund LP (all as joint actors).

          As at May 3, 2007, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 3,704,200 common shares or approximately 4.53% of the issued and outstanding common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

          At the meeting, shareholders will be asked to fix the number of directors to be elected at the meeting at five (5) members and to elect five (5) directors to serve until the next annual meeting, or until their respective successors have been elected or appointed.

          Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at five (5) members, and in favour of the election as directors of the five (5) nominees set forth below:

Laurence Stephenson
Glen J. Indra
Robert Maddigan
Dr. John Tichotsky
Patrick Downey

          In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

          The persons named above are all presently directors and have served continuously as such since the date they first became directors as set forth below.

          The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of May 3, 2007, are as set forth below.

	Number of Common	Offices Held
Name, Province and	Shares Beneficially	and Time as
Country of Residence	Owned or Controlled	Director	Principal Occupation

Laurence Stephenson (1) British Columbia, Canada	872,000	President and Director since March 1, 2001	President and Director of Sutcliffe since March 1, 2001 and President of Geofin Inc. geological and financial consultants, since July 1985.

	Number of Common	Offices Held
Name, Province and	Shares Beneficially	and Time as
Country of Residence	Owned or Controlled	Director	Principal Occupation

Glen J. Indra(1)(2)(3) British Columbia, Canada	1,127,000	Director since June 4, 1996

Director of Starfield Resources Inc., (a public mining and exploration company) since November, 1997 and prior thereto President and Chief Executive Officer of this company. President of Floralynn Investments Ltd., a private investment company, since February, 1992.

Robert Maddigan (1)(2)(3) British Columbia, Canada	1,400,500	Director since August 20, 1996	Project Manager for Ferguson Simek Clark Architects & Engineers since July, 1996.

Dr. John Tichotsky (1)(2)(3)	nil	Director since November 1, 2006	Consulting economist and international policy advisor to Roman Abramovich, the Governor of Chukotka since February, 2001.

Patrick Downey	nil	Director since April 19, 2007

President of Aura Gold, a gold mining and exploration company since April, 2007 and prior thereto President and Chief Executive Officer of Viceroy Exploration Ltd., a gold mining and exploration company.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of Corporate Governance Committee.
(3)	Member of Compensation Committee.

          The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

Appointment of Auditors

          Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of BDO Dunwoody LLP, Chartered Accountants, Vancouver, British Columbia as our auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such.

Change of Corporate Name

          Holders of common shares will be asked at the meeting to consider and, if deemed advisable, to approve a special resolution changing our name to "Zoloto Resources Ltd.". The text of the special resolution approving the name change is set forth below:

"BE IT RESOLVED as a special resolution of the Corporation that the Articles of the Corporation be amended and restated pursuant to subsection 173(1)(a) of the Business Corporations Act (Alberta) to change the name of the Corporation to "Zoloto Resources Ltd." (or such other name as the Board of Directors may determine) and that any director or officer of the Corporation is hereby authorized to do all such things (including the execution and delivery of all such documents and instruments) as such director or officer may determine to be necessary or advisable to give effect to this resolution (including, without limitation, the execution and delivery of articles of amendment to the articles of the Corporation)."

The special resolution approving the change of name requires the approval of at least two-thirds (2/3) of the votes cast by holders of common shares in person or by proxy at the meeting in respect thereof. The persons appointed under the form of proxy furnished by us will vote such proxies, unless directed to the contrary, in favour of the special resolution approving the change of our name.

Approval of Increase in Common Shares Reserved for Issuance Under the Share Option Plan

          Shareholders will be asked at the meeting to consider and, if thought advisable, to approve an increase in the number of common shares reserved for issuance under our share option plan (the "Plan") by 8,125,705 common shares to 16,368,120 common shares being 20% of the issued and outstanding common shares as at May 3, 2007.

          The Plan contains terms and conditions substantially the same as those described under "Securities Authorized for Issuance Under Equity Compensation Plans", except that the maximum number of common shares reserved for issuance pursuant to the Plan is 16,368,120 common shares (being 20% of those outstanding as at May 3, 2007), an increase of 8,125,705 common shares from the 8,242,415 common shares issuable pursuant to the Plan.

          A copy of the Plan is available for inspection at the meeting and will be sent to any shareholder prior to the meeting upon request.

          Accordingly, at the meeting, shareholders will be asked to consider and, if thought fit, approve an ordinary resolution in the following form:

"BE IT RESOLVED THAT:

1.

the number of common shares in the capital of the Corporation to be reserved for issuance pursuant to the Plan shall be set at 16,368,120, subject to the receipt of the approval of the TSX Venture Exchange;

2.

the outstanding stock options to purchase common shares of the Corporation remain in effect and are exercisable in accordance with their terms and are deemed to be issued under the terms of the Plan; and

3.

any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the Plan."

          In order to be passed, the foregoing resolution must be approved by the affirmative vote of a simple majority of the votes cast by the holders of common shares who vote in person or by proxy at the meeting, excluding votes attaching to common shares beneficially owned by:

(i)	Insiders (as defined in the TSX Venture Exchange Policy 1.1) to whom options may be granted under the New Option Plan, and

(ii)	Associates (as defined in the TSX Venture Exchange Policy 1.1) of persons referred to in (i) above.

          The persons named in the form of proxy furnished by our management intend, unless otherwise directed, to vote in favour of the resolution approving the increase in the number of common shares reserved for issuance under the Plan by 8,125,705 common shares.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

          The following compensation information relates to amounts paid to our President. This individual is referred to as the "Named Executive Officer". None of our other executive officers received a salary and bonus exceeding, in the aggregate, $150,000 during the fiscal year ended December 31, 2006.

					Long-term
		Annual Compensation			Compensation
Name and Principal				Other Annual	Shares under	All Other
Position	Year	Salary	Bonus	Compensation(3)	Options Granted	Compensation
		($)	($)	($)	(#)	($)

Laurence Stephenson	2006	Nil (1)	Nil	78,000	1,315,000	Nil
President and Chief	2005	Nil (1)	Nil	54,000 (2)	1,520,000	Nil
Executive Officer	2004	Nil	Nil	30,000 (3)	430,000	Nil

Notes:

(1)	Mr. Stephenson was not paid a salary during the 12 months ended December 31, 2005 and December 31, 2006.
(2)	Represents management fees of $2,500 per month for the first six months and $6,500 per month for the balance of the year.
(3)	Represents management fees of $2,500 per month.

Long-term Incentive Plan Awards

          We made no long-term incentive plan awards during the fiscal year ended December 31, 2006.

Option Grants

          No grants of options to purchase common shares were made to the Named Executive Officers during the fiscal year ended December 31, 2006.

Option Exercises

          The following table sets forth information with respect to options exercised by the Named Executive Officer during fiscal year ended December 31, 2006.

		Aggregate	Unexercised Options at Year End
	Options	Value	Number of Options		Value of in-the-Money Options
Name	Exercised	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)

Laurence Stephenson	205,000	51,250	951,667	363,333	1,693,967	646,733

Susan Wong	100,000	25,000	nil	50,000	nil	89,000

Compensation of Directors

          We do not currently pay compensation to our non-management directors in their capacity as such, nor are our directors paid for attendance at board meetings. Our directors are, however, reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as directors and are granted stock options from time to time as approved by the board of directors. At December 31, 2006, our non-management directors held an aggregate of 3,365,000 options exercisable at prices from $0.25 to $0.66 per share.

Employment Contracts and Termination of Employment Arrangements

          We do not have written employment contracts, agreements or termination of employment or "change of control" agreements with our Named Executive Officer.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

          We have adopted the Plan for our officers, directors, employees and consultants. The Plan permits the granting of options to purchase 16,368,120 common shares (being 20% of those outstanding as at May 3, 2007). We are seeking shareholder approval to increase the maximum number of common shares reserved for issuance pursuant to the Plan. See “Approval of Increase in Common Shares Reserved for Issuance Under the Share Option Plan” above. The board of directors of the Corporation (the “Board”) believes that stock options provide an effective tool for the Corporation to attract and retain key personnel in the face of competition from much larger companies, without having to sharply increase salary levels. The Plan also provides that:

(a)	any options granted pursuant to the Plan shall expire not later than five years after the date of grant;

(b)	any options granted pursuant to the Plan shall be non-assignable and non-transferable;

(c)	the number of common shares issuable pursuant to the Plan to any one person in any 12 month period shall not exceed 5% of the outstanding common shares;

(d)	the number of common shares issuable pursuant to the Plan to any one consultant in any 12 month period may not exceed 2% of the outstanding common shares;

(e)	the number of common shares issuable pursuant to the Plan to persons employed in investor relations activities may not exceed 2% of the outstanding common shares in any 12 month period;

(f)

the Plan provides that options shall terminate on the date the optionee ceases to be an employee, director or officer of, or consultant to, Sutcliffe Resources Ltd., provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have one year to exercise such options, and further provided that if the optionee has ceased to be an employee, director or officer of, or consultant to, Sutcliffe Resources Ltd. for any other reason, other than for cause, the optionee shall have not in excess of 90 days to exercise the options; and

(g)

unless disinterested shareholder approval is obtained, the number of common shares: (i) reserved for issuance to insiders of the Corporation may not exceed 10% of the issued and outstanding common shares; and (ii) which may be issued to insiders within a one year period may not exceed 10% of the issued and outstanding common shares.

          The board of directors determines the time during which options shall vest and the method of vesting, subject to the policies of any exchange on which the common shares are trading at the date of grant.

          The Plan is our only equity compensation plan. The following table sets forth information with respect to the options outstanding under the Plan as at May 3, 2007.

Number of Securities
	Number of Common		Remaining Available for
	Shares to be Issued		Future Issuance Under
	Upon Exercise of	Weighted-Average	Equity Compensation
	Outstanding Options	Exercise Price of	Plans (excluding Securities
Plan Category	(a)	Outstanding Options	Reflected in Column (a))

Equity compensation plans approved by securityholders	6,293,500	$0.48	1,142,415

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	6,293,500		1,142,415

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

          Our management is not aware of any indebtedness outstanding by any of our directors, executive officers or any of their associates to us, or any guarantees, support agreements, letters of credit or similar arrangements provided by us to any such persons, at any time since the commencement of our last completed financial year.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada and by The Canadian Securities Administrators (the “CSA”). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The directors and management of Sutcliffe believe that sound corporate governance practices are essential to the performance of the Corporation. To this end, governance practices and policies have been developed by Sutcliffe and are reviewed regularly as to their appropriateness. The following sets out the Corporation’s approach to corporate governance and addresses the Corporation’s compliance with NI 58-101.

Board of Directors

The Board of Directors is elected by the shareholders and oversees the conduct of the business and affairs of the Corporation, supervises its management and uses reasonable efforts to ensure that all major issues affecting the Corporation are given appropriate consideration. In fulfilling its responsibilities, the Board delegates to management the authority to manage the Corporation’s day-to-day business, while reserving the ability to review management decisions. The Board discharges its responsibilities directly, through its Committees and through management.

The directors are kept informed of the Corporation’s operations at meetings of the Board and its Committees and through reports and discussions with management. In addition to its primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation’s strategic objectives, the Board, among other things:

  approves business, strategic, financial and succession plans and monitors the implementation of such plans;

  approves financial communications to shareholders;

  oversees the Corporation’s financial reporting and disclosure;

  appoints officers and reviews their performance at least annually;

  approves items such as dividend payments, the issue, purchase and redemption of securities, acquisition and disposition of capital assets, short and long term objectives and human resource and other plans, executive officer compensation and employee benefits, including profit sharing and incentive award plans; and

  approves changes in the Bylaws of the Corporation and submits them to shareholders for approval.

In order to carry out its responsibilities, the Board meets on a regularly scheduled basis and otherwise as required by circumstances and on each such occasion, meets for a portion of the time without management present.

The Board’s mandate is disclosed in Schedule A of this Management Proxy Circular.

Directors are considered to be independent if they have no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Corporation’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Lawrence Stephenson is the only non-independent member of the board as he is also an officer of the Corporation. The board facilitates its independent supervision over management by having four independent directors of a total of five members of the board. The independent members of the Board of Directors are Glen Indra, John Tichotsky, Robert Maddigan and Patrick Downey.

Directorships

Laurence Stephenson is a director of Lucky Strike Resources Ltd. Glen Indra and Robert Maddigan are both directors of Starfield Resources Inc. Patrick Downey is a director of Mundoro Mining Inc., Corex Gold Corporation, Magnum Uranium Corp. and Southwestern Resources Ltd.

Orientation and Continuing Education

When new directors are appointed, they receive orientation commensurate with their previous experience on the Corporation’s industry and on the responsibilities of directors. Board meetings may also include presentations by the Corporation’s management and employees to give the directors additional insight into the Corporation’s business. Sutcliffe will reimburse some costs for directors taking approved continuing education.

Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct. It deals with conflicts, corporate assets, and confidentiality, compliance with laws and regulations and reporting of illegal or unethical behavior. The board’s mandate includes responsibility for monitoring compliance with the Code. A Sutcliffe director (Glen Indra) has been appointed ombudsman to deal with complaints, as part of a whistleblower policy established by Sutcliffe.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Corporate Governance and Nominating Committee consists of three members all of whom are considered independent as defined under applicable stock exchange rules and securities legislation. The identity of the Governance Committee’s members can be found in the section “Election of Directors.” The committee is responsible for developing our approach to corporate governance issues and advising the Board in filling vacancies on the Board. In addition, it periodically reviews the size and composition of the Board, the effectiveness of the Board and its individual members and appropriate committee structures, mandates, composition, membership and effectiveness. This Committee takes into account the qualifications of prospective members and takes into account the current Board composition and the anticipated skills required to round out the capabilities of the Board. The Corporate Governance and Nominating Committee’s Charter is attached in Schedule B to this Management Proxy Circular.

Compensation

The Compensation Committee consists of three directors, all of whom are considered independent as defined under applicable stock exchange rules and securities legislation. The identity of the Compensation Committee’s members can be found in the section “Election of Directors.” The Compensation Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for independent directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a Director’s independence. The Committee regularly reviews the compensation practices of comparable companies with a view to align the Corporation’s independent directors’ compensation with a comparator group median.

The committee ensures that we have high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to our Board regarding the appointment of our executive officers, and the establishment of, and any material changes to, executive compensation programs, including that of the Chief Executive Officer. This committee also reviews the Chief Executive Officer's goals and objectives at the start of each year and provides an appraisal of the Chief Executive Officer's performance for the most recently completed year. The committee approves and reports to the Board on management succession plans. It is also responsible for overseeing our employee compensation and benefits plans. The Compensation Committee’s Charter is attached in Schedule C to this Management Proxy Circular.

Assessments

The Chairman, supported by the Governance Committee, is mandated to review the contribution of Board members on an annual basis and to monitor the quality of the relationship between management and the Board in order to recommend ways to improve that relationship.

AUDIT COMMITTEE

The Audit Committee’s Charter

The Charter of the Corporation’s Audit Committee is attached to this Circular as Schedule D.

Composition of the Audit Committee

The Audit Committee is composed of Glen Indra, John Tichotsky, and Robert Maddigan. The majority of which are independent and financially literate, as defined under MI 52-110. Mr. Indra holds a B. Comm. Degree and has many years of experience in financial analysis. Mr. Maddigan is a Professional Engineer and has many years experience in management. John Tichotsky holds a Masters and Doctor of Philosophy degrees in Economics and has worked extensively within the academic community.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in section 2.4 of MI 52-110 (de minimis non-audit services) or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval of Policies and Procedures

The Audit Committee shall review and pre-approve all non-audit services to be provided to the Corporation by its external auditor.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of non-audited services provided by BDO Dunwoody LLP, Chartered Accountants ("BDO"), to the Corporation to ensure auditor independence. Fees incurred with BDO for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

	Fees Paid to Auditor in Year	Fees Paid to Auditor in Year
Nature of Services	Ended December 31, 2006	Ended December 31, 2005
Audit Fees (1)	$140,000	$60,000
Audit-Related Fees (2)	nil	nil
Tax Fees (3)	nil	5,000
All Other Fees (4)	nil	nil
Total	$140,000	$65,000

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

The Corporation is relying upon the exemption in section 6.1 of Multilateral Instrument 52-110 Audit Committees

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

          There were no material interests, direct or indirect, of any of our insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since our last completed financial year or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries, except as disclosed elsewhere in this information circular – proxy statement.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

          Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of our last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the meeting (other than the election of directors or the appointment of auditors).

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

          Our management is not aware of any indebtedness outstanding by any of our directors, executive officers or any of their associates to us, or any guarantees, support agreements, letters of credit or similar arrangements provided by us to any such persons, at any time since the commencement of our last completed financial year.

OTHER MATTERS

          Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

          Additional financial information regarding our business is contained in the audited financial statements and management's discussion and analysis for the fiscal year ended December 31, 2006.

          Additional information regarding our business including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com. Our securityholders may contact us to request a copy of our financial statements and management's discussion and analysis at:

Sutcliffe Resources Ltd.
420, 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Phone:   (604) 608-0223
Fax:        (604) 608-0344

Schedule A

MANDATE

OF

THE BOARD OF DIRECTORS

OF

SUTCLIFFE RESOURCES LTD

SUTCLIFFE RESOURCES LTD
(the “Company”)

MANDATE FOR THE BOARD OF DIRECTORS

1.                ROLE AND RESPONSIBILITIES

1.1             The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

1.2              The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board no later than 4 months prior to the fiscal year end as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

1.3              The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

1.4              The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

1.5              The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

1.6              The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

1.7              The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.

1.8               The Board is responsible for the integrity of the Company’s internal control and management information systems.

1.9              The Board is responsible for acting in accordance with all applicable laws, the Company’s bylaws and the Company’s Director, Officer and Employee Code of Business Conduct and Ethics.

1.10            The Board and each individual director is responsible for acting in accordance with the obligations imposed by the applicable corporations act that the Company is governed by. In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(d)

(i)      disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)      such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

1.11            The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

1.12             The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)

the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:

	(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

	(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

	(iii)	develop and implement orientation procedures for new directors;

	(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

	(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

	(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

	(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

	(ii)	review the adequacy and form of compensation of directors and senior management;

	(iii)	establish a plan of succession;

	(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

	(v)	make recommendations to the Board.

2.                COMPOSITION

2.1              From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.2              The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.

2.3              If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.

2.4              The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining and resource exploration industry, including knowledge of current corporate governance guidelines;

(b)	scientific knowledge sufficient to understand the challenges and risks associated with the development of the Company’s product candidates;

(c)	financial and accounting expertise.

3.                PROCEDURES TO ENSURE EFFECTIVE OPERATION

3.1              The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

3.2              If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.3              The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

3.4              An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

3.5              The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

3.6              The Board shall institute procedures for receiving shareholder feedback.

3.7              The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

3.8              The non-management directors shall meet at least twice yearly without any member of management being present.

3.9              The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	the appointment or discharge of any senior officer of the Company;

(n)	initiating or defending any law suits or other legal actions; and

3.10            The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

Schedule B

CHARTER

OF

THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

OF

SUTLIFFE RESOURCES LTD.

SUTCLIFFE RESOURCES LTD
(the “Company”)

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

The Corporate Governance and Nominating Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) develop and monitor the effectiveness of the Company’s system of corporate governance; (ii) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (iii) develop and implement orientation procedures for new directors; (iv) assess the effectiveness of directors, the Board and the various committees of the Board; (v) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and (vi) assist the Board in setting the objectives for the Chief Executive Officer of the Company (the “CEO”) and evaluating CEO performance.

Duties and Responsibilities

Corporate Governance

  To develop and recommend to the Board a set of corporate governance principles applicable to the Company, and to review those principles at least once a year. This requires the Committee to stay abreast of corporate governance developments and to respond to applicable corporate governance guidelines and rules.

  To oversee the evaluation of the Board, committees of the Board and the contribution of individual directors.

  To report on corporate governance as required by public disclosure requirements.

  To ensure that appropriate processes are established by the Board to: (a) oversee strategic direction and development and review of ongoing results of operations; (b) to oversee the Company’s investor relations and public relations activities and to ensure that procedures are in place for the effective monitoring of the shareholder base, receipt of shareholder feedback and response to shareholder concerns.

  To assist the Board in its annual review and revision of the written objectives of the CEO and guidance for the development of corporate strategy.

  To ensure that an effective CEO succession plan is in place, including emergency succession.

  To assist the Board in assessing and evaluating CEO performance.

  To establish procedures for meetings of the Board and to otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest.

  To review the proposed annual agenda for, and provide recommendations as to, additional topics for discussion at meetings of the Board.

  To assist in the proper delineation of the roles, duties and responsibilities of management and the Board and delegation of authority by the Board to its committees and to management.

Establishment of Policies

  To review and approve strategic corporate policies, such as disclosure policies, insider trading policies, confidentiality policies and corporate codes of conduct, conflict of interest policies and other relevant policies associated with ensuring an effective system of corporate governance.

  To review related party transactions to ensure that they reflect market practice and are in the best interests of the Company.

Nominating Directors

  To identify and recommend candidates qualified to become directors.

  In identifying and recommending candidates, the Committee shall take into consideration such factors as it deems appropriate, including judgement, skill, diversity, experience with businesses and other organizations of comparable size and the need for particular expertise on the Board.

  To determine whether candidates are “unrelated” or “independent” under applicable securities laws and applicable stock exchange rules.

  To recommend board members for appointment to committees of the Board.

  In recommending a candidate for committee membership, the Committee shall take into consideration the factors set forth in this Charter as well as any other factors it deems appropriate, including without limitation the consistency of the candidate’s experience with the goals of the committee and the interplay of the candidate’s experience with the experience of other committee members.

  In the event of a vacancy in the office of a director (except a vacancy created by an increase in the size of the Board or a failure to elect the minimum number of directors provided for in the Articles), the Committee shall recommend a candidate to fill such vacancy either through appointment by the Board or through election by the shareholders.

  To make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size of the Board or any committee thereof.

  To maintain an orientation and educational program for new directors in order to familiarize new directors with the business of the Company, its management and professional advisors and its facilities.

Membership

  The Committee shall consist of three or more members of the Board, each of whom qualifies as an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules.

  Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

  The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

  Proposed members of the Committee should have experience in corporate governance and/or human resources

Procedures

  The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

  The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

  No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

  The Committee will meet as many times as is necessary to carry out its responsibilities. The Chair or any two members may call meetings.

  The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

  The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, search firms or other experts or consultants, as it deems appropriate.

  The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

Reports

  The Committee shall produce the following reports (which may take the form of an oral report from the Chair or any other members of the Committee designated by the Committee to make the report) and provide them to the Board:
(a)	An annual Report of the Corporate Governance Committee outlining the significant activities of the Committee.

(b)

An annual performance evaluation of the Board. This report will compare the performance of the Board with the requirements of its Charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

(c)

An annual performance evaluation of the committees of the Board. This report will compare the performance of each committee with the requirements of its mandate, including its Charter, if applicable. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

(d)

An annual performance evaluation of each director, which shall assess the contribution of each director. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.

Schedule C

CHARTER

OF

THE COMPENSATION COMMITTEE

OF

SUTCLIFFE RESOURCES LTD

SUTCLIFFE RESOURCES LTD
(the “Company”)

COMPENSATION COMMITTEE CHARTER

The Compensation Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) establish a remuneration and benefits plan for directors, executives and other key employees; (ii) review the adequacy and form of compensation of directors and senior management; (iii) establish a plan of succession; (iv) undertake the performance evaluation of the CEO in consultation with the Chair; and (v) make recommendations to the Board.

Duties and Responsibilities

Human Resources

  To review the corporate succession and development plans for the Company at the executive officer level.

  To review and approve any hirings, transfers, promotions and severance or similar termination payments proposed to be made to any current or former member of senior management of the Company.

  To review and monitor executive development programs and management assessment programs.

  To prepare and issue the evaluations and reports required under the heading “Reports” below.

  To review and monitor the overall employment environment of the Company.

  To consider any such other human resources issues as it considers appropriate or as may be referred to it by the Board.

Compensation

  In consultation with senior management, the Committee shall establish the Company’s general compensation philosophy, and oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value creation.

  To review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation, subject to the approval of the Board. In determining the long-term incentive component of CEO compensation, the

  Committee shall consider, among other factors, the terms of the CEO’s employment agreement, the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

  To review and approve any compensation and compensation programs applicable to the senior management of the Company. In undertaking such review the Committee will:

(a)

obtain compensation data concerning companies that would be regarded as comparable to the Corporation, and, to the extent possible, understand the basis upon which such comparable companies compensate senior management;

(b)

ensure that the CEO has a policy of meeting with senior management from time to time with a view to understanding personal needs, requirements and expectations and monitor the Company’s responsiveness to the concerns of senior management; and

(c)	document proceedings and decisions with a view to justifying, to the extent necessary, decisions that have been reached to shareholders and other key stakeholders.

  To make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans, oversee the activities of the individuals and committees responsible for administering these plans, and discharge any responsibilities imposed on the Committee by any of these plans.

  To exercise all of the powers of the Board with respect to the Stock Option Plans of the Company approved by the Board, including the authorization of stock option grants and the making of determinations and the exercise of discretion contemplated by the Plans.

  To review and approve stock option grant guidelines proposed by management (taking into account the limits of Stock Option Plans requiring shareholder approval).

  To specifically review and approve any amendment to an existing stock option, subject to the obtaining of any required consents of applicable stock exchanges or securities regulatory authorities.

  To recommend to the Board, from time to time, the remuneration to be paid by the Company to directors in light of time commitment, fees paid by comparable companies and responsibilities.

  To review executive compensation disclosure before the Company publicly discloses this information.

  To keep abreast of current developments in executive compensation in companies engaged in similar industries.

  Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s compensation programs.

Membership

  The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

  Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

  The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Procedures

  The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

  The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

  No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

  The Committee will meet as many times as is necessary to carry out its responsibilities. The Chair or any two members may call meetings.

  The time and the place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

  The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, compensation consultants or other experts or consultants, as it deems appropriate.

  The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

Reports

  The Committee shall produce the following reports and provide them to the Board:
(a)	An annual Report of the Compensation Committee on Executive Compensation for inclusion in the Company’s annual proxy statement.

(b)

An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(c)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

Schedule D

CHARTER

OF

THE AUDIT COMMITTEE

OF

SUTCLIFFE RESOURCES LTD

SUTCLIFFE RESOURCES LTD
(the “Corporation”)

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

Duties and Responsibilities

External Auditor

  To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

  To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

  To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

  To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

  To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

  To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(a)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(b)

No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(c)	The CFO must approve all office hires from the external auditor; and,

(d)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

  To ensure that the head audit partner assigned by the external auditor to the Company, as well as the audit partner charged with reviewing the audit of the Company, are changed at least every five years.

  To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

  To review the Company’s annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

  To review and discuss with management and the external auditor, as appropriate:

(a)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and,

(b)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.

  To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

  To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

  To review the internal audit staff functions, including:
(a)	The purpose, authority and organizational reporting lines;

(b)	The annual audit plan, budget and staffing; and

(c)	The appointment and compensation of the controller, if any.

  To review, with the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

  To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

  To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

  In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership

  The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

  Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

  The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

  All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures

  The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

  The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

  No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

  The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

  The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

  The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

  The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

  The Committee has the authority to communicate directly with the internal and external auditors.

Reports

  The Committee shall produce the following reports and provide them to the Board:
(a)

An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report; and

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.